As filed with the Securities and Exchange Commission on June 21, 1996

                                           Registration No. 33-3561


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM S-3
                     REGISTRATION STATEMENT
                             Under
                   THE SECURITIES ACT OF 1933


                           USMX, INC.
       (Exact name of registrant as specified in charter)

     Delaware
(State or other                                         84-1076625
jurisdiction of                                      (I.R.S. Employer
incorporation or                                    Identification No.)
organization)
                            James A. Knox                Copies of
                              USMX, INC.              communications to:
                          141 Union Blvd.,          Robert M. Bearman, Esq.
    USMX, INC.               Suite 100                Bearman Talesnick &
141 Union Blvd.,          Lakewood, CO  80228             Clowdus
   Suite  100               (303) 985-4665          Professional Corporation
Lakewood, CO  80228                                   1200 17th Street,
  (303) 985-4665          (Name, address,               Suite 2600
                          including zip code,       Denver, CO 80202-5826
                            and telephone              (303) 572-6500
(Address, including            number,
zip code,               including area code, of
and telephone number,     agent for service)
including
area code,
of Registrant's
principal executive
offices)



     Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. x

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.


          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

                    Cross Reference Sheet
                         USMX, INC.

    Item in Form S-3              Caption in Prospectus
    --------------------------    -------------------------
1.  Forepart of the               Cover Page
    Registration Statement and
    Outside Front Cover Page
    of Prospectus

2.  Inside Front and Outside      Available Information;
    Back Cover Pages of           Information Incorporated
    Prospectus                    by Reference; Table of
                                  Contents

3.  Summary Information, Risk     The Company; Risk
    Factors and Ratio of          Factors
    Earnings to Fixed Charges

4.  Use of Proceeds               Use of Proceeds

5.  Determination of Offering     Determination of
    Price                         Offering Price

6.  Dilution                      No Applicable

7.  Selling Security Holders      Selling Stockholder

8.  Plan of Distribution          Plan of Distribution

9.  Description of Securities     Description of Capital
    to be Registered              Stock

10. Interest of Named Experts     Legal Matters; Experts
    and Counsel

11. Material Changes              The Company

12. Incorporation of Certain      Information Incorporated
    Information by Reference      by Reference

13. Disclosure of Commission      Not Applicable
    Position on
    Indemnification for
    Securities Act Liabilities

        Subject to Completion, Dated June 21, 1996
               1,540,663 Shares
                   USMX, INC.
                  Common Stock
              ____________________
This Prospectus relates to the offer of up to 1,540,663 shares (the "Shares") of common stock, $.001 par value (the "Common Stock") of USMX, INC.
, a Delaware Corporation (the "Company") by North
Pacific Mining Corporation ("NPMC" or the "Selling
Stockholder"). The Company will not receive any of the proceeds from the sale of the Shares by NPMC. See "Selling Stockholder".



The Shares may be offered by NPMC from time to time on terms not yet determined. The Shares may be offered by NPMC from time to time in transactions on the Nasdaq National Market, in negotiated transactions or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices or otherwise. NPMC may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from NPMC and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). NPMC, and any agents or broker-dealers that participate with NPMC in a distribution of the Shares, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the
"Securities Act"), and any commissions received by them and any profit on their resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "Selling
Stockholder" and "Plan of Distribution. "

Expenses, not including brokerage commissions to be incurred which may be incurred by NPMC in the sale of the Shares, are estimated to be approximately $25,000 and will be paid by the Company.


The Common Stock is traded on the Nasdaq National
Market ("Nasdaq") under the symbol: "USMX".  On
June 20, 1996, the last reported sales price of the Common Stock as reported by Nasdaq was $2 9/16 per share.


See Risk Factors commencing on page 5 for a discussion of certain factors that should be considered by prospective purchasers of the Common
Stock offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A FEDERAL
OFFENSE.


The date of this Prospectus is June __, 1996


The paper document contains a left side bar in red that reads as follows:

Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                     AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Shares offered hereby, reference is made to the Registration Statement and exhibits filed as a part thereof and otherwise incorporated therein and which may be inspected and copied in the manner and at the facilities described below. Statements made in this Prospectus as to the contents of any document referred to herein are not necessarily complete, and in each instance reference is made to such document for a more complete description, and each such statement is qualified in its entirety by such reference.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; and at the Commissions Regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995,
(2) the Company's Annual Report on Form 10-K/A filed with the Commission on April 29, 1996, (3) the Companys Report on Form 8-K filed with the Commission on April 29, 1996, (4) the Companys Proxy Statement dated May
24, 1996 concerning the Companys Annual Meeting of Stockholders to be held June 24, 1996, and (5) all other documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of this offering, which shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any or all documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document which are not specifically incorporated by reference into such documents). Requests for documents should be submitted to USMX, Inc., 141 Union
Boulevard, Suite 100, Lakewood, Colorado   80228, Attention:  Secretary
(telephone (303) 985-4665). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                                The Company

     USMX, INC. (the "Company" or "USMX") is a Delaware corporation which engages in the exploration for, and development and operation of precious metal properties. The Company also evaluates base metal and non-metallic opportunities. The Company conducts its operations directly and through various operating subsidiaries. All references in this Prospectus to the Company or USMX include all subsidiaries of USMX, INC., unless the context otherwise requires.

     All of the Companys 1995 production (6,266 ounces of gold) was from the Companys Goldstrike Mine near St. George, Utah. Mining was completed at the Goldstrike Mine in October 1994. The Company expects minimal future production from the Goldstrike Mine. In addition to revenues from its operations at the Goldstrike Mine in 1995, the Company also received the minimum annual advance royalty of $720,000 in connection with operations of the Montana Tunnels Mine.

     The Companys principal focus in 1995 was on further exploration and preliminary development of its Illinois Creek and Thunder Mountain properties. In February 1996, the Company completed its feasibility study of the Illinois Creek property and received a commitment for project financing. The commitment is subject to certain conditions, including the vesting of title in this property in the Company. The Company is currently proceeding with development of this property, and in May 1996 received key permits necessary for mining, heap leaching and dam construction. The Air Quality Permit was received in June 1996. It is the Companys goal to commence mining at Illinois Creek in the summer of 1996. There can be no assurance that the Company will be successful. See Risk Factors.


     The Company expects to complete the acquisition of NPMCs leasehold and other property interests in the Illinois Creek Project in June 1996. Pursuant to its Agreement with NPMC, the Company will issue to NPMC a total of 1,540,663 Shares. This Prospectus relates to the offer by NPMC of the Shares to be issued to it in connection with the property acquisition. The Company will grant to NPMC a first perfected priority security interest in the property, which will be subordinated to a lender providing financing for the Project upon terms reasonably acceptable to NPMC. See Risk Factors.
If commercial production has not been achieved on the property by December 16, 1999, the Agreement with NPMC will terminate, and the property will revert to NPMC. See, Selling Stockholder.

     In May 1996 the Company borrowed $2,500,000 from Pegasus Gold Corporation ("Pegasus"), a principal stockholder of the Company, which obligation is secured by the Companys royalty interest in the Montana Tunnels Property. The Montana Tunnels Property is owned and operated by Pegasus. In June 1996 the Company and Pegasus agreed to the sale of the Companys interest in the Montana Tunnels Property to Pegasus for $4,500,000. The transaction is subject to the approval of the Companys stockholders. Pending completion of the transaction, Pegasus has agreed to provide the Company an additional $2,000,000 which will be deemed an amendment to the terms of the outstanding $2,500,000 loan. See "Risk Factors." Upon closing of the transaction, the Company will transfer to Pegasus its interest in the Montana Tunnels Property, and will be relieved of its obligation to repay these loans.

     The Company views exploration as an important means of growth, and it typically actively explores several projects annually. In 1995, the Companys exploration efforts in the United States were concentrated on expanding the mineralization at Illinois Creek and Thunder Mountain. In addition, the Company continued its exploration efforts outside of the United States, principally in Mexico.

     Donald P. Bellum was elected Chairman of the Board of Directors and Chief Executive Officer, effective May 1, 1996, and will become President on July 1, 1996. James A. Knox will continue to serve as President until June 30, 1996. It is expected that Mr. Knox will thereafter remain an employee of the Company and concentrate his activities in the areas of acquiring mineral properties and mining operations for the Company.

     The Companys executive offices are located at 141 Union Boulevard, Suite 100, Lakewood, CO 80228, and its telephone number is (303) 985-4665.

     Summary Consolidated Financial Information
     (amounts in thousands, except per share amounts and operating data)

                                                                                                      Three Months Ended
                                                     Years Ended December 31,                              March 31,
                               -------------------------------------------------------------------    -------------------
                                1995          1994          1993            1992            1991       1996(5)      1995
Statement of Operations Data:  -------     -------       ---------        -------         --------    --------    -------
Revenue (gold sales plus net
other income)                  $3,922      $14,866       $24,252(1)       $18,043         $17,564       $257        $753
Gross profit (loss)              (605)       1,641           880            1,658           4,505         -          (67)
Prospecting costs                 684          739           667              651             522        194         246
Abandonment and impairment of
mineral properties              4,431          261           938               21             502         -           28

Net income (loss)              (6,906)         204         2,602               37           1,928       (478)       (473)
Net income (loss) per share    $(0.47)       $0.01         $0.17            $0.00(2)        $0.14      $(0.03)     $(0.03)
Operating Data:
Ounces of gold sold             6,900       35,600        50,400           47,400          43,800         -         1,000
Average realized price per
ounce                            $388         $383          $360             $360            $376         -          $386
Average market price per
ounce                            $384         $384          $360             $344            $362       $400         $379
Ounces of gold produced:
Goldstrike (4)                  6,266       34,486        31,934            4,496             -           -         2,168
Alligator Ridge area (3)          -             -         23,454           41,120          36,803         -            -
Green Springs                     -             -            -              2,353           4,984         -            -
                                ------      ------        ------           ------          ------     --------    -------
Total                           6,266       34,486        55,388           47,969          41,787         -         2,168
                                ======      ======        ======           ======          ======     ========    =======
Cash costs per ounce:
Goldstrike (4)                   $233         $229          $305             $270             -           -          $186
Alligator Ridge area (3)          -             -            268              285             256         -            -
Green Springs                     -             -            -                198             143         -            -
                                ------      ------        ------           ------          ------     --------    -------
Combined                         $233         $229          $289             $280            $242         -          $186
                                ======      ======        ======           ======          ======     ========    =======
Total cost per ounce:
Goldstrike (4)                   $233         $277          $326             $282              -          -          $187
Alligator Ridge area (3)          -             -            328              336             290         -            -
Green Springs                     -             -            -                162             148         -            -
                                -----       ------        ------           ------          ------     --------    -------
Combined                         $233         $277          $327             $331            $290         -          $187
                                =====       ======        ======           ======          ======     ========    =======

                                                           December 31,                                    March 31,
                               -------------------------------------------------------------------    -------------------
                                1995         1994          1993            1992            1991        1996         1995
                               ------      -------       -------          -------         --------    --------    -------
Financial Condition Data:
Working capital                $5,094      $14,105       $19,362          $12,903         $11,427      $3,039     $12,747
Current assets                 $5,834      $14,923       $21,573          $16,427         $14,140      $3,543     $13,475
Total assets                  $17,469      $24,190       $28,808          $28,741         $26,195     $16,405     $23,576
Current liabilities              $740         $818        $2,211           $3,524          $2,713        $504        $728
Long term liabilities            $885         $361        $1,074           $3,290          $1,680        $535        $361
Stockholders' equity          $15,844      $23,011       $25,523          $21,927         $20,052     $15,366     $22,487
 ___________

(1)  Includes gain from the sale of the Company's Alligator Ridge assets totaling $5,000.
(2)  Less than $0.01 per share
(3)  Sold August 27, 1993.  Includes the following mines:  Alligator Ridge,
     Casino/Winrock and Yankee
(4)  The Goldstrike Mine was acquired effective November 1, 1992.
(5)  Production at the Goldstrike Mine ended September 1995.  There was no gold production during the quarter ended March 31, 1996.

                             RISK FACTORS

Purchasers of the Common Stock being offered hereby should carefully read this entire Prospectus and the documents incorporated by reference herein.
Ownership of shares of the Common Stock involves certain risks. In determining whether to purchase shares of Common Stock, prospective investors should consider carefully the following factors in addition to the other information contained in this Prospectus and the documents incorporated by reference herein.

     Gold Price Volatility

The Company's results of operations are significantly affected by changes in the market price of gold. Gold prices fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold, and production and cost levels in major gold producing regions such as South Africa and the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates, and global or regional political and economic situations. The current demand for and supply of, gold affect gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. As mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline below the Company's cash costs of production of a producing property or forecasted cash costs of a property in development and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue or commence commercial production.

The volatility of gold prices is illustrated in the following graph depicting the annual high, low and average London P. M. fix for the period 1985 through 1995:

(Graph as described in the paragraph above.)

The London P.M. Fix on June 20, 1996, was $384.30 per ounce.

     Profitability


Although the Company reported net income for each of the six years ended December 31, 1994, the Company reported a net loss of $6.9 million for the year ended December 31, 1995. The Company also reported a net loss of $478,000 for the quarter ended March 31, 1996 as compared to net loss of $473,000 for the quarter ended March 31, 1995. Future profitability is dependent upon construction of the Illinois Creek Mine on schedule and within budget and upon that mine performing in a manner consistent with operations planned by the Company. Future profitability is also dependent upon the Company successfully locating, acquiring, financing, constructing, and operating additional mines at a cost that is sufficiently less than the prevailing price of the commodity being mined, of which there can be no assurance.


Based on the Companys estimates of the amounts and grades of drilled-defined mineralization that can be recovered from the Companys
Illinois Creek Project and Thunder Mountain Project, the Company has determined to continue development of the Illinois Creek project and has initiated the permitting process on its Thunder Mountain Project. The drill-defined mineralization figures are based on extensive drilling and sampling on the Companys properties and are based on assumptions believed by the Company to be reasonable regarding production costs, metallurgical recoveries and mineral prices.
Although the Company believes that it has carefully prepared these estimated figures, there are numerous uncertainties inherent in this process, including many factors beyond the control of the Company. The accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. It can be expected that, as the Company conducts additional evaluation, drilling and testing with respect to its properties, these estimates will be adjusted and plans for mining could be revised. Market price fluctuations of gold and silver, as well as increased production costs or reduced recovery rates, may render drill-defined mineralization containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of drill-defined mineralization. Moreover, short term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Companys cash flow in any particular accounting period.

     Financing for the Illinois Creek Project, Use of Working Capital, and Need for Future Financings

The Companys working capital at May 31, 1996, was approximately $800,000. It is the Companys goal to commence mining on the Illinois Creek Mine in the summer of 1996. The Company estimates that the cost necessary to develop the Illinois Creek Mine and place it into production will be approximately $28.6 million, including approximately $4.7 million in working capital and $4 million in property acquisition costs which will be paid by the issuance of USMX Common Stock. This Prospectus relates to the offer by NPMC of the Shares to be issued to it in connection with the property acquisition. See Selling Stockholder.


The Company intends to use its internal cash resources and the proceeds from borrowings to finance the development and construction costs of the Illinois Creek Project. . The Company has obtained a commitment from NM Rothschild & Sons Limited (the Lender) for a $22 million facility to finance the development and construction costs. The Company will need to promptly finalize, and commence use of funds from this facility, in order for the Company to commence mining in the summer of 1996.


The Company will transfer its interest in the Illinois Creek Project to its wholly-owned subsidiary, USMX of Alaska, Inc.
(AK) which will be the borrower of $19.5 million of the $22 million facility. Under certain circumstances, the loan to AK may be in the form of a gold loan, in which event the maximum credit amount would be the number of ounces of gold equal to $19,500,000 divided by the price of gold in London. However, the Company will not convert the loan to a gold loan unless the project has operated for a minimum period of 45 consecutive days at not less than 70% of the Pro forma production capacity as set forth in the Project feasibility report. Advances will be made by the lender solely to an account dedicated to project operations and only if certain conditions related principally to project operation, are satisfactory to the Lender. In addition, AK will be required to maintain a minimum balance in the Proceeds Account equal to the sum of : (I) the greater of $1,500,000 or a formula amount based on the present value of future net cash flow from the Project, (II) the lesser of $250,000 or interest payable to the lender for the following three months, (III) capital expenditures scheduled for the following three months and, (IV) any other payments due to the Lender for the following three months. It is expected that AK will need to deposit approximately $1,500,000 for deposit in the Proceeds Account by September 30, 1996 to maintain the minimum balance.

AK will not be able to make withdrawals from the Proceeds Account for its general corporate purposes or dividends until Completion has occurred. The requirements for Completion include the construction of the Project facilities, which facilities and the equipment thereon must be mechanically complete and electrically operable (Mechanical Completion), the achievement of production amounts and grades, costs and reserves similar to the development plan, and the absence of any default in the credit agreement. The note evidencing the $19.5 million obligation will bear interest, payable quarterly, at 2.25% above the LIBOR until certain tests related to Project operations have been completed to the satisfaction of the lender and 1.875% thereafter for the remainder of the approximate four-year term of the loan. Principal payments will be made in 8 amortized installments on September 30 and December 31 of each year, commencing September 30, 1997.

Subject to satisfaction of the requirements for maintenance of the Proceeds Account, advances will be made by the Lender to AK until the first to occur of September 30, 1997, or Mechanical Completion. AK will pay an establishment fee of $292,500 to the Lender, of which $146,250 has been paid. AK will also be required to pay a commitment fee of one-half of one percent of the difference between the principal amount outstanding and the maximum credit amount.

It is expected that the final loan documentation will include several financial and other covenants, including the maintenance of certain operating and financial ratios, reserve requirements, limitations on or prohibitions of dividends, indebtedness, liens, investments, mergers, changes in capital structures and certain other items. AK will also be required during the term of the Project loan to make hedging arrangements for approximately 80% of annual production from the Project on a three-year rolling basis.

The balance of the facility will be represented by a $2.5 million note made by the Company which may be converted into Common Stock at the conversion price of $3.40 per share at the option of the lender at any time during the approximate four-year term of the note. The Company may also require conversion if the note is not in default and the daily closing price of the Common Stock exceeds $4.75 for 30 consecutive trading days. A total of 735,294 shares of Common Stock (subject to adjustment for certain events)will be reserved for issuance by the Company upon conversion of the $2.5 million loan. During the term of the convertible note evidencing this loan, the lender will have the opportunity to profit from an increase in the market price of the Common Stock with resulting dilution to the holders of Common Stock. The existence of such convertible securities may adversely affect the terms on which the Company can obtain additional financing, and the holders of such convertible note can be expected to convert the securities at a time when the Company may be able to obtain additional capital by offering shares of the Common Stock on terms more favorable to the Company than those provided by the conversion of this note.

The $2.5 million loan will bear interest at 2% above LIBOR and will be payable no less frequently than semi-annually. It is expected that the final loan documentation will include several financial and other covenants, including the maintenance of certain operating and financial ratios, limitations on or prohibitions of dividends, indebtedness, liens, investments, mergers, changes in capital structure and certain other items. Such restrictions could affect the Companys operations and future plans.

The Company will be required to deposit the entire proceeds of the $2.5 million loan into the Proceeds Account and such proceeds will not be available for general corporate purposes. Payments may be made to the Company from the Proceeds Account in an amount sufficient for the Company to make interest payments. AK will not be permitted to repay the $2.5 million to the Company or other advances by the Company in the approximate amount of $3.4 million unless certain conditions are satisfied, principally related to repayment of the notes to the Lender and satisfactory operation of the Project.

It is expected that the Company will pledge to the Lender its stock in its subsidiary as well as its notes from AK for advances made by the Company. In addition, the Company will be a guarantor of the $19.5 million loan to AK until it has been demonstrated that the Illinois Creek Project is operating in a manner satisfactory to the lender. There can be no assurance when, or if, this will occur, and the Company could have a substantial debt burden without other resources to make repayment.


Closing of the total $22 million facility is subject to several conditions, including completion of documentation satisfactory to the Lender, and transfer of title to the property. The Company has agreed with NPMC that, concurrent with the transfer of title to the Company, NPMC will receive a first perfected priority security interest in the property (subject to subordination to a lender providing financing for the project upon terms reasonably acceptable to NPMC). If commercial production has not been achieved on the property by December 16, 1999, the Agreement with NPMC will terminate, and the property will revert to NPMC.


The failure of the Company to complete this financing may jeopardize severely the Companys ability to complete development of the Illinois Creek Project. Moreover, since December 31, 1995, the Company has utilized the substantial portion of its working capital for further development of the Illinois Creek Project. Any delay in construction, and future operation, of the Illinois Creek Project could create significant liquidity problems for the Company. Moreover, even if the Illinois Creek Project financing is completed, the Company will be constrained in its other activities without additional funding. The Company is presently considering alternatives to provide other funds, but presently has no firm commitments for other funding.


In order to obtain additional funding for its operations, the Company borrowed $2,500,000 in May 1996 from Pegasus Gold Corporation, a principal stockholder of the Company. The loan bears interest at 8.75%, repayable in monthly installments of $60,000 over a 50 month period, commencing June 1, 1996, and matures on July 1, 2000. The Company is entitled to receive minimum monthly royalties of $60,000 from Pegasus for the Companys interest in the Montana Tunnels Property owned by Pegasus. In lieu of monthly payments, Pegasus will retain the $60,000 royalty payments it would otherwise make to the Company, and the Companys interest in the Montana Tunnels Property will secure repayment of this loan. If the royalty payments were not otherwise due from Pegasus, the Company would be responsible for making these monthly payments until the loan is repaid. The Company is also required to repay the loan if it receives gross proceeds from any financing (other than the proposed Illinois Creek Project financing) in excess of $7,500,000, or if it sells its interest in the Montana Tunnels Property.

In June 1996 the Company and Pegasus agreed to the sale of the Companys interests in the Montana Tunnels Property to Pegasus for $4,500,000. The transaction is subject to approval of the Companys stockholders. Pending completion of the transaction, Pegasus has agreed to provide the Company an additional $2,000,000 which will be deemed an amendment to the terms of the outstanding $2,500,000 loan, with a revised amortization schedule to be agreed upon. Upon closing of the transaction, the Company will transfer its interest in the Montana Tunnels Property to Pegasus, and the Company will be relieved of its obligation to repay the amount loaned by Pegasus.

In addition, in May 1966 the Company sold 168,273 shares of Alta Gold Co. common stock and received proceeds of approximately $604,500 from these sales. The Company presently owns 184,438 shares of Alta Gold Co. common stock.


The Company has filed a Notice of Intent to Operate with the Idaho Department of Lands describing the Companys proposed gold and silver mining activities in the Thunder Mountain Project. If the Thunder Mountain Project is sufficiently attractive to warrant continued development and the necessary permits and financing are obtained, it is possible that construction could commence in 1997. Management estimates that substantial capital would be required for construction of facilities and other development activities at Thunder Mountain.
The Company has no commitments for outside financing for the Thunder Mountain Project.

The Companys ability to obtain outside financing for the Thunder Mountain Project or other future projects will depend, among other things, upon the price of gold and perceptions of future prices. Therefore, availability of funding is dependent largely upon factors outside the Companys control, and cannot be predicted. The Company does not know from what specific sources it will be able to derive any required funding. Any such financing, if available, could increase the indebtedness of the Company or dilute current stockholders positions. If the Company acquires such funding through debt, a substantial portion of the Companys cash flow may need to be devoted to the payment of principal and interest on such debt, which could render the Company more vulnerable to competitive pressure or economic downturns. If the Company is not able to raise additional funds (and there can be no assurance that it can, or that if it can, such funds will be on terms acceptable to the Company) it will not be able to fund certain exploration and development activities on its own.


     Certain Illinois Creek Project Risks

Construction and operation of the Illinois Creek Project involve numerous risks, including the following:

     Mobilization/Transportation. The Illinois Creek Project site is located in the southern Kaiyuh Mountains in the western interior of Alaska. The project is located approximately 57 miles southwest of Galena and 23 miles east of the Yukon River. It is equidistant from Fairbanks and Anchorage which lie approximately 320 miles to the east and southwest of the project, respectively.

     Access to the site is by air. Equipment and supplies will be transported to the site by land, sea and air. Equipment and supplies will be transported from Seattle, Washington to Anchorage, Alaska by barge. From Anchorage, it will travel by truck or rail to Nenana. From Nenana, it will be moved down river on barge to Galena. From Galena, it will be lifted by air to the site. The site will be connected to the personnel camp and airport by a 6.5 mile road which has been partially constructed.


     A C-133 aircraft will be required to transport the large, oversized mining equipment. The C-133 is a retired military plane which has not been certified for commercial use by the FAA. The Company has been assisted by the Alaska Industrial Development and Export Authority ("AIDEA"), a political subdivision of the State of Alaska, in obtaining a waiver from the FAA for use of the C-133. The Company has entered into use and indemnification agreement with AIDEA with respect to the lease of aircraft equipment. Finalization of these arrangements in the near future is essential to the Companys construction plans for the summer of 1996. In addition, there is only one such airworthy aircraft currently available for use by the Company. There is also one additional C-133 available to supply spare parts, if needed. If the Company is unable to transport all of the components it currently plans to transport using the C-133 aircraft, substantial delays and additional costs could be incurred as the components would have to be transported to the site over ice road during the winter of 1996/1997, delaying commencement of operations until summer of 1997.

Weather. While historic weather patterns at the site indicate that there should be no weather-induced construction delays, significant periods of inclement weather could adversely affect the construction schedule at Illinois Creek which would, in turn, delay initial production and related cash flow from the project. The climate is subarctic and characterized by large, seasonal extremes in temperature and daylight.

Environment. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. See "Risk Factors - Regulation of Mining Activity. " The Illinois Creed Project is being permitted as a "zero discharge facility." As such, operation of the facility will require strict control of the water balance to insure that no discharge occurs. Upon closure, reclamation activities will be closely monitored and effluent from the decommissioned facility will be required to meet strict water quality standards.

Community Relations. The Company has established good relations with residents of the local area. If the Company were unable to continue this support, the Illinois Creek Project could be negatively impacted

     Project Development Risks

The Company from time to time engages in the development of new ore bodies. The Companys ability to sustain or increase its present level of gold production is dependent in part on the successful development of such new ore bodies and/or expansion of existing mining operations. The economic feasibility of any such development project, and all such projects collectively, is based on, among other things, estimates of reserves, metallurgical recoveries, capital and operating costs of such projects and future gold prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash operating costs and capital requirements. In particular, estimates of reserves, metal recoveries and cash operating costs are to a large extent based on the interpretation of geologic data obtained from drill holes and other sampling techniques and feasibility studies which derive estimates of cash operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns initially estimated.

     Exploration

Mineral exploration, particularly for gold, is highly speculative in nature, involves many risks and frequently is unsuccessful. The Company is seeking to expand its reserves through exploration and development at the Illinois Creek, Alaska and Thunder Mountain, Idaho properties as well as through exploration in other parts of North America and in Latin America. There can be no assurance that the Companys exploration efforts will result in the discovery of gold mineralization. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the Companys exploration programs will result in reserves.

     Competition and Scarcity of Mineral Lands

Although many companies and individuals are engaged in the mining business, including, large established mining companies, there is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the United States and other areas where the Company contemplates conducting exploration and/or production activities. The Company may be at a competitive disadvantage in acquiring suitable mining properties as it must compete with these other individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. As a result, there can be no assurance the Company will be able to acquire attractive properties.

     Hedging Activities

 Although the Company had no hedging activities in 1995, it has historically used and plans to use in the future spot deferred contracts in its hedging program to protect earnings and cash flows from the impact of gold price fluctuations. The Company will be required by the Lender on the Illinois Creek Project to hedge approximately 80% of expected annual gold production from the Project during the term of the Project loan. These transactions have been designated as hedges of the price of future production and accounted for as such. Spot deferred contracts are agreements between a seller and a counterparty whereby the seller commits to deliver a set quantity of gold, at an established date in the future and at agreed prices.
The established price is equal to the spot price for gold plus "contango. " Contango is equal to the difference between the prevailing market rate for dollar deposits less the gold lease rate, for comparable periods, and represents compensation to the seller for holding gold until a future date. Contango rates ranged from approximately 0% to 5% during 1995.


At the scheduled future delivery date, the seller may, at the option of the counterparty, deliver into the contract or defer the delivery to a future date. This option allows the seller to maximize the price realized by selling at the spot market price if such price at that time were to be higher than the forward contract price. Each time the seller defers delivery, the forward sales price is increased by the then prevailing contango for the next period. Generally, the counterparty will allow the seller to continue to defer contract deliveries providing that there is sufficient scheduled production from proven and probable reserves to fulfill the commitment.

Risk of loss with these spot deferred contracts arises from the possible inability of a counterparty to honor contracts and from changes in the Companys anticipated production of gold. However, nonperformance by any party to such financial instruments is not anticipated.

The Company is typically required by the counterparties to maintain a margin account. Should the cumulative liquidation cost of the Companys spot deferred positions exceed the cumulative value of such positions by an amount in excess of the margin account, the Company could be subject to margin call. The liquidation cost is what the Company would have to pay on the liquidation date to purchase fixed forward delivery contracts to meet its spot deferred deliveries. The cost of fixed forward delivery contracts is based on the spot price on the liquidation date plus contango through the delivery date.

     Dependence on Key Personnel

The Company is dependent on the service of certain key officers and employees, including its Chief Executive Officer. Competition in the mining industry for qualified individuals is intense, and the loss of any of these key officers or employees, if not replaced, could have a material adverse effect on the Companys business and its operations. The Company currently does not have key person insurance.

     Regulation of Mining Activity

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Companys ownership of a property. Insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available at a reasonable price to the Company or other companies within the industry. To the extent the Company is subject to environmental liabilities, the payment of such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company.

In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with standards, laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the development of a project or the operation or further development of a mine. Laws and regulations involving the protection and remediation of the environment are constantly changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations.

Pending bills which affect environmental laws applicable to mining include versions which may substantially alter the Clean Water Act, Safe Drinking Water Act, Endangered Species Act and a bill which will introduce additional protection of wetlands (Wetlands Protection and Management Act). Adverse developments and operating requirements in these acts could impair the ability of the Company as well as others to develop mineral resources. Revisions to current versions of these bills could occur prior to passage.

The Environmental Protection Agency ("EPA") continues the development of a solid waste regulatory program specific to mining operations under the Resource Conservation and Recovery Act ("RCRA"). Of particular concern to the mining industry is a proposal by the EPA titled Recommendation for a Regulatory Program for Mining Waste and Materials Under Subtitle D of the Resource Conservation and Recovery Act" ("Strawman II") which, if implemented, would create a system of comprehensive federal regulation of the entire mine site. Many of these requirements would be duplicative of existing state regulations. Strawman II as currently proposed would regulate not only mine and mill wastes but also numerous production facilities and processes which could limit internal flexibility in operating a mine. To implement Strawman II as proposed, the EPA must seek additional statutory authority, which is expected to be requested in connection with Congress reauthorization of RCRA.

The Company is also subject to regulations under (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA" or "Superfund") which regulates and establishes liability for the release of hazardous substances and (ii) the Endangered Species Act ("ESA") which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats. Revisions to CERCLA and ESA are being considered by Congress; the impact on the Company of these revisions is not clear at this time.

     Mining Risks and Insurance

The business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, the encounter of unusual or unexpected geological conditions, slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against risks that are typical in the gold mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain unforeseen circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies within the industry.

     Title to Properties

Certain of the Companys mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests that are generally considered to be subject to greater title risk than other real property interests. The greater title risk results from the unpatented mining claims being dependent on strict compliance with a complex body of federal and state statutory and decisional law, much of which compliance involves physical activities on the land, and from the lack of public records which definitively control the issues of validity and ownership.

     No Dividends

The Company anticipates that it will use its earnings, if any, to finance its operations and growth. The Company does not anticipate paying dividends and, because of certain debt covenants, is restricted from paying any dividends to its stockholders.

     Volatility of Price for Common Stock

The market prices for shares of the Common Stock have been highly volatile in recent years. The market price may be highly volatile in the future depending on news announcements of the Company, gold price volatility and changes in general market conditions.

                       USE OF PROCEEDS

The Shares offered in this Prospectus will be sold by NPMC.  The
Company will not receive any proceeds from the sale of the Shares.

                DETERMINATION OF OFFERING PRICE

The Shares may be sold by NPMC from time to time at prices and on terms not yet determined. Sales, which may or may not involve, cash consideration, or sales on Nasdaq may be made directly to other purchasers or through one or more underwriters, brokers or dealers.
See "Plan of Distribution."

                     SELLING STOCKHOLDER

The Shares which are being offered or which may be offered solely by this Prospectus consist of up to 1,540,663 Shares to be acquired by NPMC pursuant to the Companys agreement with NPMC with respect to the Illinois Creek property in Alaska. The Company made initial payments to NPMC totaling $100,000 in 1994 to evaluate the Illinois Creek property. The Company entered into an agreement with NPMC effective December 16, 1994, which was amended on February 5, 1996 (the Agreement). Pursuant to the Companys agreement with NPMC, the Company agreed to make a $1 million, non-refundable payment to NPMC in cash or Common Stock. The Company elected to make the payment in the Common Stock, for which NPMC is entitled to receive 449,754 Shares.
The Company also agreed that, upon obtaining the necessary permits and if no material adverse economic change had occurred, the Company would make a production decision and agreed to issue to NPMC an additional $3 million in cash or Common Stock. The Company has received the key permits related to this Project, and believes that no adverse economic change has occurred with respect to the Project economics. Therefore, the Company made a production decision and agreed to issue to NPMC an additional 1,090,909 Shares. The Company agreed to file a registration statement relating to the resale of these Shares. The Registration Statement, of which this Prospectus is a part, relates to this aggregate of 1,540,663 Shares to be issued by the Company to NPMC pursuant to the Agreement.


In addition to the Shares, NPMC had the right to enter into a mining venture agreement with the Company in which event the Company would transfer to NPMC an undivided 25% interest in the Illinois Creek Mining Leases, or to receive a 5% net returns royalty. NPMC chose to receive a 5% net returns royalty on production from the Project.

If the Company delineates the existence of additional ore reserves on the lease known as the Illinois Creek Upland Mining Lease, which increases the total proven ore reserves to at least one million ounces of equivalent gold ore reserves beyond the mineralization stated in the Companys February 1996 feasibility report, then NPMC will have the right to elect to participate in subsequent mining operations with respect to those additional reserves for a 25% working interest by reimbursing the Company 120% of NPMCs 25% share of exploration, development and capital costs incurred by the Company subsequent to February 1996 which are directly related to the delineation and/or production of the additional reserves.


Pursuant to the Agreement, the Company has until December 16, 1997 to achieve commercial production as defined in the Agreement. This period may be extended at the option of the Company for two additional one-year periods upon payment by the Company of a $300,000 advance royalty, adjusted for inflation, for each one-year extension. The Agreement terminates on December 16, 1999 if the Company has not achieved commercial production from the Property by that date. Except for this transaction, NPMC has not had any material relationship with the Company within the past three years.


NPMC does not own any Shares other than the Shares to be acquired as described above. NPMC expects to offer for sale all of these Shares.


NPMC will own approximately 9.5% of the issued and outstanding Common Stock. After this offering, and assuming the sale of all Shares, NPMC will not own any Shares.


Under the terms of the Company's agreement with NPMC involving the Illinois Creek Project, the Company agreed to register the Shares with the Commission and to qualify the Shares for sale, as required, under state securities laws. The Company agreed to bear all expenses (other than underwriting discounts, selling commission, fees and expenses of counsel and other advisors to NPMC) in connection with the registration, qualification and sale of the Shares by NPMC.

                      PLAN OF DISTRIBUTION

The Shares offered pursuant to this Prospectus are to be sold for the account of NPMC.

The Company has been advised by NPMC that the Shares may be sold by or on behalf of NPMC through negotiated transactions or otherwise, at prices and on terms related to the then-current market price or otherwise, in market transactions or otherwise and with or without the participation of underwriters, brokers or dealers. NPMC will be acting independently of the Company in making decisions with respect to the timing, manner and size of each sale.

NPMC may also from time to time offer the Shares through brokers, dealers or agents, or through underwriters, who may receive underwriting discounts, concessions or commissions from NPMC and/or the purchasers for whom they act as agent. In that event, the offers or sales may be made on one or more exchanges or in the over-the-counter market (i) by a block trade in which a broker or dealer, engaged for the purpose, will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) by purchases by a broker or dealer as principal and resale by such broker or dealer for its own account, (iii) by ordinary brokerage transactions or transactions in which the broker solicits purchasers, (iv) in an underwritten transaction or (v) otherwise. In the event that brokers or dealers are engaged by NPMC, such brokers or dealers may arrange for other brokers or dealers to participate. As of the date hereof, NPMC has advised the Company that NPMC has not entered into any agreement or understanding for an underwritten offering or with any dealer or broker for the offer or sale of the Shares. NPMC may enter into such agreements or understandings in the future.

Any shares when qualified for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

Under the Exchange Act and regulations thereto, any person engaged in a distribution of Shares offered by this Prospectus may not simultaneously engage in market-making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, NPMC will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Common Stock by NPMC. NPMC and any brokers/dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended.

In offering the Shares, NPMC and any broker-dealers and any other participating broker-dealers who execute sales for NPMC may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by NPMC and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

Any public offering of the Shares by NPMC will terminate on the earlier of (a) three years from the date of this Prospectus or (b) the date on which all Shares have been sold by NPMC. The Company has agreed with NPMC to use its best efforts to keep the Registration Statement effective through such offering period.


                   DESCRIPTION OF CAPITAL STOCK

The Company's authorized capital consists of 45,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, $.001 par value (the "Preferred Stock). As of the date of this Prospectus, there were 16,184,182 shares of Common Stock outstanding, including the 1,540,663 Shares to be acquired by NPMC.


Dividends may be declared and paid from the Common Stock out of legally available surplus. Such dividends may be paid in cash, property or shares of Common Stock. The Board of Directors of the Company may set aside reserves out of funds available for dividends for any purpose the Board of Directors of the Company determines in the Company's best interest. At present, the Company is restricted pursuant to loan covenants in the payment of dividends. The Company has no present plans to pay dividends in the foreseeable future.

Each Share of Common Stock is entitled to share equally in dividends from sources legally available therefore when, as, and if declared by the Board of Directors of the Company and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to the holders of the Common Stock. Each holder of Common Stock is entitled to one vote per share for all purposes. The holders of Common Stock have no preemptive rights and there is no cumulative voting, redemption right or right of conversion with respect to the Common Stock.

All outstanding shares of Common Stock are, and all Shares to be issued by the Company pursuant to the agreement with NPMC will be, validly issued, fully paid and nonassessable.

No shares of Preferred Stock have been issued. However, the Board of Directors of the Company has the right to fix the rights, privileges and preferences, including preference upon liquidation, of any class of Preferred Stock to be issued in the future out of authorized but unissued shares of Preferred Stock. The Board of Directors of the Company may issue these shares after adopting and filing a certificate of designations with the Secretary of State of the State of Delaware.

Certain Potential Anti-Takeover Effects.

The Company currently has certain provisions in its Certificate of Incorporation and Bylaws which may be viewed as having "anti-takeover" affects. These provisions may make it more difficult and time-consuming to change majority control of the Company and of the Board of Directors of the Company and could reduce the vulnerability of the Company to an unsolicited offer to "take over" the Company. These measures could have an adverse impact on the market value of the Common Stock. Stockholders of the Company do not have cumulative voting rights in the election of directors. The Company currently has authorized but unissued shares of both Common Stock and Preferred Stock that could be issued in such a way as to have anti-takeover effects. The Board of Directors of the Company could create an issue of shares of Preferred Stock with such voting or conversion rights which would make divestment of the Company more difficult or costly.

In addition, the Certificate of Incorporation and/or Bylaws may be deemed to have anti-takeover effects in that they provide for: (i) the Board of Directors to be divided into three classes of directors, each with a term of three years, (ii) 66 2/3% shareholder vote to remove directors other than for cause, and (iii) a 66 2/3% stockholder vote to amend certain provisions of the Certificate of Incorporation and Bylaws.

                         LEGAL MATTERS

The legality of the Common Stock being offered hereby is being passed upon for the Company by Bearman Talesnick & Clowdus Professional Corporation. Attorneys employed by Bearman Talesnick & Clowdus Professional Corporation beneficially own approximately 27,000 shares of Common Stock.

                            EXPERTS

The consolidated financial statements of USMX, INC. and subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

No person has been
authorized to give any
information or to make any
representations in
connection with this
offering other than those               1,540,663 Shares
contained in this
Prospectus and, if given or
made, such other
information and
representations must not be
relied upon as having been
authorized by the Company.                 USMX, INC.
Neither the delivery of
this Prospectus nor any
sale made hereunder shall,
under any circumstances,
create any implication that               Common Shares
there has been no change in
the affairs of the Company
since the date hereof or
that the information
contained herein is correct
as of any time subsequent                    PROSPECTUS
to its date.  This
prospectus does not
constitute an offer to sell
or a solicitation of an
offer to buy any securities
other than the registered
securities to which it
relates or a solicitation
of an offer to buy any
securities other than the
registered securities to
which it relates or an
offer to any person in any
jurisdiction where such an
offer would be unlawful.
This Prospectus does not
constitute an offer to sell
or a solicitation of an
offer to buy such
securities in any
circumstances in which such
offer or solicitation is
unlawful.


TABLE OF CONTENTS

AVAILABLE INFORMATION        2
INFORMATION INCORPORATED BY
REFERENCE                    2
RISK FACTORS                 5
USE OF PROCEEDS             13
DETERMINATION OF OFFERING
PRICE                       13
SELLING STOCKHOLDER         13
PLAN OF DISTRIBUTION        14
DESCRIPTION OF CAPITAL
STOCK                       15
LEGAL MATTERS               16
EXPERTS                     16


                                             June  __, 1996

                    PART II

     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The estimated expenses of the offering described in this Registration Statement are as follows:

       Registration Fee             $  1,459
       Legal Fees and Expenses        10,000
       Accounting Fees and Expenses    5,000
       Blue Sky Fees and Expenses      4,000
       Printing and Mailing            2,000
       Expenses
       Miscellaneous                   2,000

       TOTAL                         $24,459


Item 15.  Indemnification of Directors and Officers.

The Delaware General Corporation Law provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

In addition to the general indemnification section, Delaware law provides further protection for directors under Section 102(b)(7) of the General Corporation Law of Delaware. This section was enacted in June 1986 and allows a Delaware corporation to include in its certificate of incorporation a provision that eliminates and limits certain personal liabilities of a director for monetary damages for certain breaches of the director's fiduciary duty of care, provided that any such provision does not (in the words of the statute) do any of the following:

          "eliminate or limit the liability of a
          director (i) for any breach of the
          director's duty of loyalty to the
          corporation or its stockholders, (ii)
          for acts or omissions not in good faith
          or which involve intentional misconduct
          or a knowing violation of law, (iii)
          under section 174 of this Title [dealing with willful or negligent violation of the statutory provision concerning dividends and stock purchases and redemptions], or (iv) for any transaction from which the director derived an improper personal benefit.
          No such provision shall eliminate or
          limit the liability of a director for
          any act or omission occurring prior to
          the date when such provision becomes
          effective."

It is provided in Article Twelfth of the Registrant's Certificate of Incorporation that the personal liability of each director of the Registrant be eliminated and limited to the full extent permitted under Delaware law, including
Section 102(b)(7) of the Delaware General Corporation Law.

With regard to employee benefit plans, the Delaware General
Corporation Law provides that a director's conduct for a purpose he reasonably believed to be in the interest of the participants and beneficiaries of the Plan is conduct satisfying the subject indemnity provision. A director's conduct for a purpose that he did not reasonably believe to be in the interest of the participants in or beneficiaries of the Plan shall be deemed as not satisfying the indemnity provision.

The Registrant's Board of Directors is empowered to make other indemnification as authorized by the Certificate Of Incorporation, Bylaws or corporate resolution so long as the indemnification is consistent with the Delaware General Corporation Law. Under Article VI of the Registrant's Bylaws, the Registrant is required to indemnify its directors to the full extent permitted by the Delaware General Corporation Law and any other provision of Delaware law.

Item 16.  Exhibits.


   23.1     Consent of KPMG Peat Marwick LLP.*

   23.2     Consent of Bearman Talesnick & Clowdus
            Professional Corporation.


   *Filed with the initial filing.


Item 17.  Undertakings.

(a)  The undersigned Registrant hereby undertakes:
  1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
     Statement:
     (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement,
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement provided, however, that paragraphs (a)(1)(i) and
  (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and are incorporated by reference to the Registration Statement.

  2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new
  Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans annual report pursuant to Section 15(d) of the Securities
  Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new
  Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability
  (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                             SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakewood, State of Colorado, on June 21, 1996.
                              USMX, INC.

                              By: /s/ James A. Knox
                              ----------------------------
                                   James A. Knox, President

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Power of Attorney filed on May 10, 1996 with the Registrant on Form S-3, which is hereby incorporated by reference, this Registration Statement been signed below by James A. Knox as attorney-in-fact for the following officers and directors of the Registrant:



           Donald P. Bellum, Chief Executive Officer
           Chairman of the Board of Directors and Director

           James A. Knox, President and Director

           Paul L. Blair, Vice President - Operations for
           Latin America

           Dennis L. Lance, Vice President - Exploration

           Donald E. Nilson, Vice President - Finance,
           Secretary, Chief Financial Officer

           Paul B. Valenti, Vice President - Operations

           Daniel J. Stewart, Controller

           George J. Allen, Director

           Phillips S. Baker, Director

           James P. Geyer, Director

           Terry P. McNulty, Director

           Werner G. Nennecker, Director

           Gregory Pusey, Director

           Robert Scullion, Director


Dated June 21, 1996

                               /s/ James A. Knox
                              ------------------------------
                              James A. Knox, Attorney-in-Fact